SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MCF CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

754091106

(Cusip Number)

Albert L. Weiss
Forsythe Technology, Inc.
5510 West Howard Street
Skokie, Illinois 60077

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe/McArthur Associates, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-2734737

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,189,442[1]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,189,442[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,189,442[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.79%[2]

14.	Type of Reporting Person (See Instructions): CO

1. Includes 1,072,692 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 116,750 shares of Common Stock.

2. Based on 66,307,221 shares of Common Stock outstanding, which includes 66,190,471 shares outstanding as of November 9, 2004 as reported in the Company’s most recent Form 10-Q and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe Technology Management Co.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 75-3095848

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,189,442[3]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,189,442[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,189,442[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.79%[4]

14.	Type of Reporting Person (See Instructions): CO

3. Includes 1,072,692 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 116,750 shares of Common Stock.

4. Based on 66,307,221 shares of Common Stock outstanding, which includes 66,190,471 shares outstanding as of November 9, 2004 as reported in the Company’s most recent Form 10-Q and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe Technology, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-4112413

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,189,442[5]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,189,442[5]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,189,442[5]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.79%[6]

14.	Type of Reporting Person (See Instructions): CO

5. Includes 1,072,692 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 116,750 shares of Common Stock.

6. Based on 66,307,221 shares of Common Stock outstanding, which includes 66,190,471 shares outstanding as of November 9, 2004 as reported in the Company’s most recent Form 10-Q and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Richard A. Forsythe Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,189,442[7]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,189,442[7]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,189,442[7]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.79%[8]

14.	Type of Reporting Person (See Instructions): OO

7. Includes 1,072,692 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 116,750 shares of Common Stock.

8. Based on 66,307,221 shares of Common Stock outstanding, which includes 66,190,471 shares outstanding as of November 9, 2004 as reported in the Company’s most recent Form 10-Q and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe Technology Investors Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-4336557

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,189,442[9]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,189,442[9]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,189,442[9]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.79%[10]

14.	Type of Reporting Person (See Instructions): PN

9. Includes 1,072,692 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 116,750 shares of Common Stock.

10. Based on 66,307,221 shares of Common Stock outstanding, which includes 66,190,471 shares outstanding as of November 9, 2004 as reported in the Company’s most recent Form 10-Q and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Middleton Gardens LIMITED PARTNERSHIP		I.R.S. Identification Nos. of above persons (entities only): FEIN: 88-0413806

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,189,442[11]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,189,442[11]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,189,442[11]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.79%[12]

14.	Type of Reporting Person (See Instructions): PN

11. Includes 1,072,692 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 116,750 shares of Common Stock.

12. Based on 66,307,221 shares of Common Stock outstanding, which includes 66,190,471 shares outstanding as of November 9, 2004 as reported in the Company’s most recent Form 10-Q and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe Technology, Inc. Employees’ Stock Ownership Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,189,442[13]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,189,442[13]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,189,442[13]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.79%[14]

14.	Type of Reporting Person (See Instructions): OO

13. Includes 1,072,692 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 116,750 shares of Common Stock.

14. Based on 66,307,221 shares of Common Stock outstanding, which includes 66,190,471 shares outstanding as of November 9, 2004 as reported in the Company’s most recent Form 10-Q and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Richard A. Forsythe		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,189,442[15]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,189,442[15]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,189,442[15]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.79%[16]

14.	Type of Reporting Person (See Instructions): IN

15. Includes 1,072,692 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 116,750 shares of Common Stock.

16. Based on 66,307,221 shares of Common Stock outstanding, which includes 66,190,471 shares outstanding as of November 9, 2004 as reported in the Company’s most recent Form 10-Q and warrants to purchase 754,333 shares of Common Stock.

     This Amendment (the “Amendment”) modifies the Schedule 13D filed on July 18, 2003, as amended by the Schedule 13 D/A filed on March 17, 2004, by (i) Forsythe/McArthur Associates, Inc., an Illinois corporation, with respect to shares of Common Stock beneficially owned by it, (ii) Forsythe Technology Management Co., an Illinois corporation, with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (iii) Forsythe Technology, Inc., an Illinois corporation (“Forsythe Technology”), with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (iv) the Richard A. Forsythe Revocable Trust with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (v) Forsythe Technology Investors Limited Partnership, a Delaware limited partnership with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (vi) Middleton Gardens LIMITED PARTNERSHIP, a Delaware limited partnership with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (vii) Forsythe Technology, Inc. Employees’ Stock Ownership Trust with respect to shares of Common Stock which may be deemed to be beneficially owned by it and (viii) Richard A. Forsythe, with respect to shares of Common Stock which may be deemed to be beneficially owned by him.

     This Amendment relates to the common stock (the “Common Stock”) of MCF Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 601 Montgomery Street, 18th Floor, San Francisco, California.

     This Schedule 13D is hereby amended to indicate a change in the filing persons’ beneficial ownership of the Common Stock as a result of the donation of 2,587,056 shares of the Common Stock to the John Hopkins Hospital Wilmer Eye Institute by Forsythe Technology on November 8, 2004. The change in the filing persons’ beneficial ownership of the Common Stock terminates their obligation to report under Section 13 of the Securities Exchange Act of 1934.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2004

FORSYTHE/MCARTHUR ASSOCIATES, INC., an Illinois corporation

By: /s/ Albert Weiss

Name: Albert Weiss
Title: President

FORSYTHE TECHNOLOGY MANAGEMENT CO., an Illinois corporation

By: /s/ Albert Weiss

Name: Albert Weiss
Title: Sr. Vice President

FORSYTHE TECHNOLOGY, INC., an Illinois corporation

By: /s/ Albert Weiss

Name: Albert Weiss
Title: Sr. Vice President

RICHARD A. FORSYTHE REVOCABLE TRUST

By: /s/ Richard A. Forsythe

Name: Richard A. Forsythe Title: Trustee

FORSYTHE TECHNOLOGY INVESTORS LIMITED PARTNERSHIP, a Delaware limited partnership

By: /s/ Richard A. Forsythe

Name: Richard A. Forsythe Title: General Partner

MIDDLETON GARDENS LIMITED PARTNERSHIP, a Delaware limited partnership

By: Colleton River Holdings, Inc., its general partner

By: /s/ Sandra C. Forsythe

Name: Sandra C. Forsythe Title: Chairman

FORSYTHE TECHNOLOGY, INC. EMPLOYEES’ STOCK OWNERSHIP TRUST

By: /s/ Richard A. Forsythe

Name: Richard A. Forsythe Title: Trustee

/s/ Richard A. Forsythe

Richard A. Forsythe Individual